EXHIBIT 99.1

DeFi Technologies Announces Valour Receives UK Regulatory Approval and Begins Offering Select Yield-Bearing Crypto ETPs to UK Retail Investors via the London Stock Exchange

•	UK retail access now live: Valour has received approval from the FCA and the LSE and has begun offering select Valour ETPs to UK retail investors on the London Stock Exchange, starting January 26, 2026.
•	Bitcoin and Ethereum staking ETPs: The approved products available to UK retail are 1Valour Bitcoin Physical Staking (ISIN: GB00BRBV3124) and 1Valour Ethereum Physical Staking (ISIN: GB00BRBMZ190).
•	Milestone expansion from pro-to-retail: Following earlier LSE launches for professional investors, Valour is now expanding access so UK retail investors can gain regulated BTC/ETH exposure with a yield component via traditional brokerage accounts.

TORONTO, Jan. 26, 2026 /CNW/ - (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased  to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") has received UK regulatory approval and has begun offering select Valour ETPs to UK retail investors through the London Stock Exchange ("LSE") starting January 26, 2026.

The UK Financial Conduct Authority ("FCA") has approved Valour's UK base prospectuses for the following products, supporting expanded access for UK retail investors to regulated digital asset exposure through traditional brokerage and investment platforms:

Approved Products (UK Base Prospectuses)

•	1Valour Bitcoin Physical Staking - GB00BRBV3124
•	1Valour Ethereum Physical Staking - GB00BRBMZ190

Building on Valour's prior LSE launches for professional investors, retail access now expands in the UK. Following the launch of Valour's asset-backed Ethereum Physical Staking ETP for professional investors and the launch of the world's first physically-backed Bitcoin Staking ETP, Valour is pleased to offer these products to UK retail investors.

"This is a major milestone for Valour and DeFi Technologies as we continue expanding access to regulated digital asset investment products," said Johan Wattenström, CEO and Chairman of DeFi Technologies. "The UK is one of the world's most important financial markets, and these approvals broaden our ability to serve UK retail investors with transparent, exchange-listed products that provide straightforward exposure to the evolving digital asset economy."

Valour's 1Valour Bitcoin Physical Staking ETP is designed to provide regulated access to Bitcoin with a staking yield component that is reflected in the ETP's net asset value ("NAV"). Valour's Ethereum Physical Staking ETP similarly provides physically-backed exposure to Ethereum with staking reward participation through an exchange-listed instrument.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of 1Valour Bitcoin Physical Staking, 1Valour Ethereum Physical Staking; the development of the Bitcoin and Ethereum blockchains; investor confidence in Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Johan Wattenström, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 26-JAN-26